UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): May 11, 2020

INTERNATIONAL FLAVORS & FRAGRANCES INC.

(Exact Name of Registrant as Specified in Charter)

New York	1-4858	13-1432060
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

521 West 57th Street, New York, New York	10019
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code (212) 765-5500

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value 12 1/2¢ per share	IFF	New York Stock Exchange
6.00% Tangible Equity Units	IFFT	New York Stock Exchange
0.500% Senior Notes due 2021	IFF 21	New York Stock Exchange
1.75% Senior Notes due 2024	IFF 24	New York Stock Exchange
1.800% Senior Notes due 2026	IFF 26	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 2.02	Results of Operations and Financial Condition.

Attached and being furnished hereby as Exhibit 99.1 is a copy of a press release of International Flavors & Fragrances Inc. (“IFF” or the “Company”), dated May 11, 2020, reporting IFF’s financial results for the quarter ended March 31, 2020.

A live webcast to discuss the Company’s first quarter 2020 financial results will be held on May 12, 2020, at 10:00 a.m. ET. The webcast and accompanying slide presentation may be accessed on the Company’s IR website at ir.iff.com. For those unable to listen to the live webcast, a recorded version will be made available on the Company’s website approximately one hour after the event and will remain available on IFF’s website for one year.

Exhibit 99.1 is being furnished under Item 2.02 and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liability of such section, nor shall such exhibit be deemed incorporated by reference in any filing under the Securities Act of 1993, as amended (the “Securities Act”), or the Exchange Act.

Item 5.02	Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

In connection with the previously announced combination of IFF and the Nutrition & Biosciences business (“N&B”) of DuPont de Nemours, Inc. (“DuPont”), IFF and DuPont had announced that DuPont Executive Chairman and Chief Executive Officer, Ed Breen, will join the board of the combined company as a DuPont designee following the close of the transaction and will serve as Lead Independent Director starting June 1, 2021.

On May 11, 2020, IFF and DuPont announced two additional DuPont director designees for the combined company. Matthias Heinzel, N&B President, and Carol A. (John) Davidson, a CPA with more than 30 years of leadership experience across multiple industries, will be appointed to join the board of the combined company following the close of the transaction.

IFF also announced on May 11, 2020 that the Executive Committee of the combined company will include:

Andreas Fibig, Chairman and Chief Executive Officer

Mr. Fibig has served as IFF Chairman and Chief Executive Officer since 2014, where he has overseen the organization’s transformational strategy and industry-leading sustainability efforts. He joined the IFF Board in 2011.

Rustom Jilla, Executive Vice President, Chief Financial Officer

Mr. Jilla has served as IFF’s Executive Vice President and Chief Financial Officer since January 2020 and brings deep experience in leading global financial organizations. He has held Chief Financial Officer roles for several public companies through his career.

Matthias Haeni, President, Taste, Food & Beverage

Mr. Haeni has led IFF’s Flavors division since 2014, where he has overseen the division’s strategy and commercial and creative execution. He previously held leadership roles for IFF’s Flavors business in EAME and Greater Asia.

Amy Byrick, President, Taste, Food & Beverage

Ms. Byrick has served as Platform Leader, Food and Beverage for N&B since 2019, where she has overseen the company’s specialty food ingredients business. She joined DuPont in 2017 as Global Business Unit Leader for DuPont Nutrition & Health.

Nicolas Mirzayantz, President, Scent

Mr. Mirzayantz has served as lead of IFF’s Fragrances business since 2006, where he is responsible for driving the business’ strategy and execution. Mr. Mirzayantz joined IFF’s Creative Center in Paris in 1988 and has held positions of increased responsibility throughout his 30-year career with the company.

Simon Herriott, President, Health & Biosciences

Mr. Herriott has served as Platform Leader, Health & Biosciences for N&B since 2019. In a 16-year career with DuPont, he has driven top-line growth and operational effectiveness through innovation and supply chain development.

Angela Strzelecki, President, Pharma Solutions

Dr. Strzelecki has served as Platform Leader, Pharma Solutions for N&B since 2019. Over a nearly 30-year career at DuPont, she has held roles of increased responsibility across the company’s diverse business divisions.

Greg Yep, Executive Vice President, Global Integrated Solutions Officer

Dr. Yep has served as IFF’s Executive Vice President, Chief Global Scientific & Sustainability Officer since 2016, a role in which he guides the company’s commercially focused global R&D strategy and leads the company’s global sustainability efforts.

Greg Soutendijk, Senior Vice President, Commercial Excellence

Mr. Soutendijk has served as IFF’s Head of Corporate Development since 2015 and has played a key role in IFF’s transformational strategy to move into integrated solutions. He previously led the successful acquisition of Frutarom.

Angela Naef, Executive Vice President, Chief Research & Development Officer

Dr. Naef has led N&B’s Global Technology & Innovation organization since 2015 and currently co-leads the joint Integration Management Office (IMO), overseeing the broader vision and strategy for bringing IFF and the N&B business together. She holds a Ph.D. in Physical Chemistry from University of California, Davis.

Susana Suarez Gonzalez, Executive Vice President, Chief Human Resources and Diversity & Inclusion Officer

Dr. Suarez Gonzalez has served as Executive Vice President, Chief Human Resources Officer at IFF since 2016, a role in which she is responsible for IFF’s Human Capital strategy. Since joining the organization, she has championed the growth and development of IFF people aligning HR to IFF’s business strategy while launching a solid D&I platform.

Francisco Fortanet, Executive Vice President, Global Operations Officer

Mr. Fortanet has served as IFF’s Executive Vice President, Operations since 2012, where he has broad-scale responsibilities for IFF’s global operations, ranging from procurement through manufacturing. He joined IFF in 1995.

Vic Verma, Executive Vice President, Chief Information Officer

Mr. Verma has served as IFF’s Chief Information Officer since 2016. He is responsible for delivering on the company’s global information technology strategy, the digital technology transformation program and overseeing infrastructure, data, application delivery and end user services across the enterprise.

Michael DeVeau, Senior Vice President, Chief Investor Relations & Communications Officer

Mr. DeVeau has led IFF’s Investor Relations and Communications groups, while serving as Chief of Staff, since 2014. In these roles, he has built a robust investor engagement and corporate communications program, while overseeing IFF’s reputation management efforts. Since joining the organization in 2009, Mr. DeVeau has held several roles in communications, investor relations, finance and corporate strategy.

Etienne Laurent, Senior Vice President, Finance & Corporate Strategy

Mr. Laurent has served as Divisional CFO for N&B since 2014, leading the division’s finance function, acquisition and integration processes, and preparing for external reporting communication cycles. In his role with the combined company, he will report to CFO Rustom Jilla for his financial planning & analysis responsibilities and to Chairman and CEO Andreas Fibig for corporate strategy matters.

Jennifer Johnson, Executive Vice President, General Counsel

Dr. Johnson has led N&B’s legal department since 2019 and has held various legal leadership roles since she joined DuPont in 2013. She has driven critical litigation wins, significant changes to N&B’s patent strategy, and complex M&A transactions. She holds a Ph.D. in Plant Biology from University of California, Berkeley.

Anne Chwat, IFF’s current Executive Vice President, General Counsel and Corporate Secretary, has informed IFF of her desire to retire from IFF in early 2021. She has agreed to remain with IFF for a period following the consummation of the transaction to work with Ms. Johnson to ensure a smooth integration and transition. Her retirement will be treated as a qualifying event for purposes of IFF’s executive severance plan.

Item 7.01	Regulation FD Disclosure.

On May 11, 2020, IFF and DuPont issued a joint press release relating to the previously announced merger between IFF and N&B, sharing the new guiding purpose and vision, operating model and Executive Committee for the combined company. The full text of the joint press release is furnished as Exhibit 99.2 to this Current Report on Form 8-K and is incorporated by reference herein.

The information in this Item 7.01 and Exhibit 99.2 is being furnished under Item 7.01 and shall not be deemed “filed” for purposes of Section 18 of the Exchange Act, or otherwise subject to the liability of such section, nor shall such exhibit be deemed incorporated by reference in any filing under the Securities Act or the Exchange Act.

About IFF

At IFF (NYSE:IFF) (Euronext Paris:IFF) (TASE:IFF), we’re using Uncommon Sense to create what the world needs. As a collective of unconventional thinkers and creators, we put science and artistry to work to create unique and unexpected scents, tastes, experiences and ingredients for the products our world craves. Learn more at iff.com, Twitter, Facebook, Instagram, and LinkedIn.

About DuPont

DuPont (NYSE:DD) is a global innovation leader with technology-based materials, ingredients and solutions that help transform industries and everyday life. Our employees apply diverse science and expertise to help customers advance their best ideas and deliver essential innovations in key markets including electronics, transportation, construction, water, health and wellness, food and worker safety. More information can be found at www.dupont.com.

About DuPont Nutrition & Biosciences

DuPont Nutrition & Biosciences applies expert science to advance market-driven, healthy and sustainable solutions for the food, beverage, dietary supplement and pharmaceutical industries. We also use cutting-edge biotechnology across a range of markets to advance bio-based solutions to meet the needs of a growing population, while protecting our environment for future generations. We are innovative solvers who help our customers turn challenges into high-value business opportunities. For more information: www.dupontnutritionandhealth.com or www.biosciences.dupont.com.

Additional Information and Where to Find It

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act. In connection with the proposed combination of N&B, a wholly owned subsidiary of DuPont, and IFF, which will immediately follow the proposed separation of N&B from DuPont (the “proposed transaction”), IFF has filed a registration statement on Form S-4 and N&B has filed a registration statement on Form S-4/S-1 on May 7, 2020, each of which contains a prospectus. In addition, on May 7, 2020, IFF filed a preliminary proxy statement on Schedule 14A in connection with the proposed transaction. Each of IFF and N&B expects to file amendments to these filings before they become effective. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENTS, PROSPECTUS, PROXY STATEMENT, ANY AMENDMENTS TO THESE FILINGS, AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT IFF, N&B AND THE PROPOSED TRANSACTION. A definitive proxy statement will be sent to shareholders of IFF seeking approval of the proposed transaction. The documents relating to the proposed transaction (when they are available) can be obtained free of charge from the Securities and Exchange Commission’s (the “SEC”) website at www.sec.gov. Free copies of these documents, once available, and each of the companies’ other filings with the SEC may also be obtained from the respective companies by contacting the investor relations department of DuPont or IFF:

IFF Contact Information

Michael DeVeau

Michael.DeVeau@iff.com

+1 212-708-1212

DuPont Contact Information

DuPont Investors:	Media:
Leland Weaver	Dan Turner
Leland.Weaver@dupont.com	Daniel.A.Turner@dupont.com
+1 302-999-2477	+1 302-299-7628

Cautionary Note on Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act, and Section 21E of the Exchange Act. In this context, forward-looking statements often address expected future business and financial performance and financial condition, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “see,” “will,” “would,” “target,” similar expressions, and variations or negatives of these words. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the proposed transaction, the expected timetable for completing the proposed transaction, the benefits and synergies of the proposed transaction, future opportunities for the combined company and products, the benefits of the proposed organizational and operating model of the combined company and any other statements regarding DuPont’s, IFF’s and N&B’s future operations, financial or operating results, capital allocation, dividend policy, debt ratio, anticipated business levels, future earnings, planned activities, anticipated growth, market opportunities, strategies, competitions, and other expectations and targets for future periods. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, (1) the parties’ ability to meet expectations regarding the timing, completion and accounting and tax treatments of the proposed transaction, (2) changes in relevant tax and other laws, (3) any failure to obtain necessary regulatory approvals, approval of IFF’s shareholders, anticipated tax treatment or any required financing or to satisfy any of the other conditions to the proposed transaction, (4) the possibility that unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies that could impact the value, timing or pursuit of the proposed transaction, (5) risks and costs and pursuit and/or implementation of the separation of N&B, including timing anticipated to complete the separation, any changes to the configuration of businesses included in the separation if implemented, (6) risks related to indemnification of certain legacy liabilities of E. I. du Pont de Nemours and Company (“Historical EID”) in connection with the distribution of Corteva Inc. on June 1, 2019 (the “Corteva Distribution”), (7) potential liability arising from fraudulent conveyance and similar laws in connection with DuPont’s distribution of Dow Inc. on April 1, 2019 and/or the Corteva Distributions (the “Previous Distributions”), (8) failure to effectively manage acquisitions, divestitures, alliances, joint ventures and other portfolio changes, including meeting conditions under the Letter Agreement entered in connection with the Corteva Distribution, related to the transfer of certain levels of assets and businesses, (9) uncertainty as to the long-term value of DuPont common stock, (10) potential inability or reduced access to the capital markets or increased cost of borrowings, including as a result of a credit rating downgrade, (11) inherent uncertainties involved in the estimates and judgments used in the preparation of financial statements and the providing of estimates of financial measures, in accordance with the accounting principles generally accepted in the United States of America and related standards, or on an adjusted basis, (12) the integration of IFF and its Frutarom business and/or N&B being more difficult, time consuming or costly than expected, (13) the failure to achieve expected or targeted future financial and operating performance and results, (14) the possibility that IFF may be unable to achieve expected benefits, synergies and operating efficiencies in connection with the proposed transaction within the expected time frames or at all or to successfully integrate Frutarom and N&B, (15) customer loss and business disruption being greater than expected following the proposed transaction, (16) the impact of divestitures required as a condition to consummation of the proposed transaction as well as other conditional commitments, (17) legislative, regulatory and economic developments; (18) an increase or decrease in the anticipated transaction taxes (including due to any changes to tax legislation and its impact on tax rates (and the timing of the effectiveness of any such changes)), (19) potential litigation relating to the proposed transaction that could be instituted against DuPont, IFF or their respective directors, (20) risks associated with third party contracts containing consent and/or other provisions that may be triggered by the proposed transaction, (21) negative effects of the announcement or the consummation of the transaction on the market price of DuPont’s and/or IFF’s common stock, (22) risks relating to the value of the IFF shares to be issued in the transaction and uncertainty as to the long-term value of IFF’s common stock, (23) the impact of the failure to comply with U.S. or foreign anti-corruption and anti-bribery laws and regulations, (24) the ability of N&B or IFF to retain and hire key personnel, (25) the risk that N&B, as a newly formed entity that currently has no credit rating, will not have access to the capital markets on acceptable terms, (26) the risk that N&B and IFF will incur significant indebtedness in connection with the potential transaction, and the degree to which IFF will be leveraged following completion of the potential transaction may materially and adversely affect its business, financial condition and results of operations, (27) the ability to obtain or consummate financing or refinancing related to the transaction upon acceptable terms or at all, (28) that N&B may not achieve certain targeted cost and productivity improvements, which could adversely impact its results of operations and financial condition, (29) the risk that natural disasters, public health issues, epidemics and pandemics, including the novel coronavirus (COVID-19), or the fear of such events, could provoke responses that cause delays in the anticipated transaction timing or the completion of transactions related thereto, including, without limitation, as a result of any government or company imposed travel restrictions or the closure of government offices and resulting delays with respect to any matters pending before such governmental authorities and (30) other risks to DuPont’s, N&B’s and IFF’s business, operations and results of operations including from: failure to develop and market new products and optimally manage product life cycles; ability, cost and impact on business operations, including the supply chain, of responding to changes in market acceptance, rules, regulations and policies and failure to respond to such changes; outcome of significant litigation, environmental matters and other commitments and contingencies; failure to appropriately manage process safety and product stewardship issues; global economic and capital market conditions, including the continued availability of capital and financing, as well as inflation, interest and currency exchange rates; changes in political conditions, including tariffs, trade disputes and retaliatory actions; impairment of goodwill or intangible assets; the availability of and fluctuations in the cost of energy and raw materials; business or supply disruption, including in connection with the Previous Distributions; security threats, such as acts of sabotage, terrorism or war, natural disasters and weather events and patterns, disasters, public health issues, epidemics and pandemics, including COVID-19, or the fear of such events, and the inherent unpredictability, duration and severity of such events, which could result in a significant operational event for DuPont, N&B or IFF, adversely impact demand or production; ability to discover, develop and protect new technologies and to protect and enforce DuPont’s, N&B’s or IFF’s intellectual property rights;, as well as management’s response to any of the aforementioned factors. These risks, as well as other risks associated with the proposed merger, are more fully discussed in the registration statement and proxy statement filed by IFF and the registration statement filed by N&B. While the list of factors presented here is, and the list of factors presented in the registration statements filed by each of IFF or N&B in connection with the transaction are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. Further lists and descriptions of risks and uncertainties can be found in IFF’s annual report on Form 10-K for the year ended December 31, 2020, DuPont’s annual report on Form 10-K for the year ended December 31, 2020, and each of IFF’s and DuPont’s respective subsequent reports on Form 10-Q, Form 10-K and Form 8-K, the contents of which are not incorporated by reference into, nor do they form part of, this announcement. Any other risks associated with the proposed transaction are more fully discussed in the registration statements filed with the SEC. While the list of factors presented here is, and the list of factors presented in a registration statement of IFF or N&B would be, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on IFF’s, DuPont’s or N&B’s consolidated financial condition, results of operations, credit rating or liquidity. None of IFF, DuPont nor N&B assumes any obligation to publicly provide revisions or updates to any forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.

Participants in the Solicitation

This communication is not a solicitation of a proxy from any investor or security holder. However, DuPont, IFF and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction under the rules of the SEC. Information about the directors and executive officers of DuPont may be found in its Annual Report on Form 10-K filed with the SEC on February 14, 2020 and its definitive proxy statement filed with the SEC on April 9, 2020. Information about the directors and executive officers of IFF may be found in its definitive proxy statement filed with the SEC on March 24, 2020 and its preliminary proxy statement relating to the proposed transaction filed with the SEC on May 7, 2020. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the registration statements, prospectuses and proxy statement and other relevant materials to be filed with the SEC when they become available.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits

Number	Description

99.1	Press Release dated May 11, 2020 of International Flavors & Fragrances Inc.

99.2	Press Release dated May 11, 2020 of International Flavors & Fragrances Inc. and DuPont de Nemours, Inc.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

INTERNATIONAL FLAVORS & FRAGRANCES INC.

By:	/s/ Rustom Jilla
Name:	Rustom Jilla
Title:	Executive Vice President and Chief Financial Officer
Dated:	May 11, 2020

Exhibit 99.1

FOR IMMEDIATE RELEASE

Contact:

Michael DeVeau

Head of Investor Relations and Communications

212.708.7164

Michael.DeVeau@iff.com

IFF Reports First Quarter 2020 Results

NEW YORK, N.Y., (May 11, 2020) - International Flavors & Fragrances Inc. (NYSE: IFF) (Euronext Paris: IFF) (TASE: IFF) reported financial results for the first quarter ended March 31, 2020.

First Quarter 2020 Consolidated Summary:

Reported (GAAP)			Adjusted (Non-GAAP)[1]

Sales	Operating Profit	EPS	Sales	Operating Profit	EPS	EPS ex Amortization

$1.3 B	$196 M	$1.15	$1.3 B	$222 M	$1.30	$1.62

¹ Schedules at the end of this release contain reconciliations of reported GAAP to non-GAAP metrics.

Management Commentary

“I am incredibly proud of how everyone at IFF has delivered for our customers around the world through the most challenging of circumstances,” said Andreas Fibig, IFF Chairman and CEO. “Our strong first quarter performance is a testament to the strength of our business and IFF’s role as an essential partner in the global consumer product supply chain. We realized strong top and bottom-line growth, which reflects the breadth of our diverse portfolio as well as the important role we play in the everyday life of consumers. Even in the midst of increased demand and a challenging operating environment, our teams continued to deliver solid synergies related to the Frutarom acquisition, advanced our DuPont Nutrition & Biosciences integration planning and helped to support those protecting our communities, including through the creation of more than 65 tons of hand sanitizer and the development of a new scent, ‘HOPE 2020,’ in record time.

“Our ability to pivot quickly and adapt our daily operations has enabled us to responsibly operate our business while continuing to meet customer demand, despite a few logistics hurdles around the world. As regulatory restrictions aimed at protecting public health shifted worldwide through the quarter, we have worked through these challenges to realize minimal disruption across our production and supply chain. Protecting the health and safety of our colleagues, especially those still coming to our facilities, continues to be paramount as we navigate the challenges presented by COVID 19.

IFF Executive Vice President and CFO, Rustom Jilla commented, “We leveraged our mid-single digit sales growth to deliver solid adjusted operating margin expansion in the first quarter. Now more than ever, IFF’s broad based exposure across regions, categories and customers positions us to remain resilient through these uncertain times. We are fortunate that the majority of our revenue comes from packaged food, beverage and personal care and hygiene products, where there is relative strength. Having said that, we are not entirely immune as categories such as Fine Fragrances, Cosmetic Actives, Fragrance Ingredients and Food Service are exhibiting challenges and we are seeing additional costs related to COVID-19. It also is clear that in the near-term, global conditions will be extraordinarily volatile and unpredictable, leading us to withdraw our full year financial guidance. We will continue to effectively manage our balance sheet by taking actions to generate strong cash flow, and to maintain ample liquidity even through a prolonged global downturn.

Mr. Fibig continued, “As we gain more visibility in the second quarter and beyond, we expect to share additional updates on the performance and outlook for our business. We’ve been through challenging and uncertain times before as a company and believe that we’re well positioned to successfully manage through this and emerge as an even stronger company.”

First Quarter 2020 Consolidated Financial Results

•	Reported net sales for the first quarter totaled $1.35 billion, an increase of 4% from $1.30 billion in 2019. Currency neutral sales increased 6% driven by broad-based growth in Scent and Taste.
•	Reported operating profit for the first quarter was $196.2 million, an increase of 20% from $163.9 million in 2019. Excluding those items that affect comparability, adjusted operating profit excluding amortization increased 9% on a currency neutral basis led by volume growth, productivity initiatives and integration related synergies.
•	Reported earnings per share (EPS) for the first quarter was $1.15 per diluted share versus $0.96 per diluted share reported in 2019. Excluding those items that affect comparability, adjusted EPS excluding amortization was $1.62 per diluted share in 2020 versus $1.57 in the year-ago period. On a currency neutral basis, adjusted EPS excluding amortization increased 13% driven by adjusted operating profit growth, lower year-over-year interest expense and a more favorable effective tax rate.

First Quarter 2020 Segment Summary¹ : Growth vs. Prior Year

	Reported (GAAP)		Currency Neutral (Non-GAAP)

	Sales	Segment Profit	Sales	Segment Profit

Scent	5%	17%	7%	19%

Taste	3%	5%	5%	6%

¹ Starting this quarter, IFF reports financial results in two segments, Taste and Scent, incorporating nearly all of the Frutarom business into the Taste segment.

Scent Segment

•	On a reported basis, sales increased 5%, or $24.4 million, to $517.0 million. Currency neutral sales improved 7%, with growth in nearly all regions and all categories. Performance was driven by double-digit growth in Consumer Fragrance and high single-digit growth in Fragrance Ingredients. Fine Fragrance declined versus the prior year period, as the temporary closure of retail sites due to COVID-19 led to a deceleration in performance late in the quarter.
•	Scent segment profit increased 17% on a reported basis and grew 19% on a currency neutral basis driven by volume growth and the benefits of productivity initiatives.

Taste Segment

•	On a reported basis, sales increased 3%, or $25.5 million, to $830.3 million. Currency neutral sales increased approximately 5% with growth in all regions and nearly all categories. Performance was driven by double-digit growth in Savory Solutions and Inclusions as well as low single digit growth in Flavors and Natural Products Solutions. Standalone legacy Frutarom sales growth in the quarter would have been approximately 4%.
•	Taste segment profit increased 5% on a reported basis and 6% on a currency neutral basis led by volume growth and integration-related synergies.

Business Environment Update Amid COVID-19

As the COVID-19 pandemic has spread globally, IFF is experiencing significant demand for ingredients and solutions used in certain consumer products, including packaged food, beverage and hygiene and disinfection, which represents approximately 85% of the Company’s total 2019 revenue. At the same time, IFF is seeing weakness across other offerings exposed to temporary disruptions of consumer access to retail markets, such as Fine Fragrance and Cosmetic Actives, and away-from-home channels, such as Food Service.

IFF continues to adapt quickly to the current environment, with a focus on mitigating the near-term impact while positioning for continued long-term success following the crisis and remains optimistic on seeing improvement as the pandemic abates.

2020 Full Year Financial Guidance:

As the COVID-19 pandemic continues to evolve, there is uncertainty around its ultimate impact; therefore, the Company’s full year financial results cannot be reasonably estimated at this time and have been withdrawn.

Audio Webcast

A live webcast to discuss the Company’s first quarter 2020 financial results will be held on May 12, 2020, at 10:00 a.m. ET. The webcast and accompanying slide presentation may be accessed on the Company’s IR website at ir.iff.com. For those unable to listen to the live webcast, a recorded version will be made available on the Company’s website approximately one hour after the event and will remain available on IFF’s website for one year.

Cautionary Statement Under The Private Securities Litigation Reform Act of 1995

This press release includes “forward-looking statements” under the Federal Private Securities Litigation Reform Act of 1995, including statements regarding the expected impact of the COVID 19 pandemic on the Company’s near term results, including sales and profit in the second quarter of 2020, and revenue from its categories with retail channel exposure, such as Fine Fragrance, Cosmetic Actives and Food Service; the expected impact of the COVID 19 pandemic on the global economy; the Company’s expectations with respect to generating cash flow and its liquidity position to manage a prolonged global economic downturn; anticipated increased costs relating to managing through the COVID 19 pandemic; expected updates from the Company on future performance and outlook for the business in 2020; the Company’s ability to manage through the COVID 19 pandemic and to mitigate the near-term impact; and the Company’s belief that it will see improvement in its business as the pandemic abates.These forward-looking statements are qualified in their entirety by cautionary statements and risk factor disclosures contained in the Company’s Securities and Exchange Commission filings, including the Company’s Annual Report on Form 10-K filed with the Commission on March 3, 2020 and subsequent filings with the SEC. The Company wishes to caution readers that certain important factors may have affected and could in the future affect the Company’s actual results and could cause the Company’s actual results for subsequent periods to differ materially from those expressed in any forward-looking statements made by or on behalf of the Company. With respect to the Company’s expectations regarding these statements, such factors include, but are not limited to: (1) the effect of economic conditions in the industries and markets in which IFF operates in the U.S. and globally and any changes therein, including financial market conditions, fluctuations in commodity prices, interest rates and foreign currency exchange rates, levels of end market demand, the impact of weather conditions, natural disasters, public health issues, epidemics and pandemics, including the novel coronavirus (COVID-19), or the fear of such events, and the financial condition of IFF’s customers and suppliers; (2) the risks to the Company’s business from the COVID 19 pandemic, including operational risks, supply chain risks, and customer related-risks; (3) risks related to the integration of the Frutarom business, including whether we will realize the benefits anticipated from the acquisition in the expected time frame; (4) unanticipated costs, liabilities, charges or expenses resulting from the Frutarom acquisition, (5) the impact of the outcome of legal claims, regulatory investigations and litigation, (6) the increase in the Company’s leverage resulting from the additional debt incurred to pay a portion of the consideration for Frutarom and its impact on the Company’s liquidity and ability to return capital to its shareholders, (7) the Company’s ability to successfully market to its expanded and decentralized Taste and Frutarom customer base, (8) the Company’s ability to effectively compete in its market and develop and introduce new products that meet customers’ needs, (9) the Company’s ability to successfully develop innovative and cost-effective products that allow customers to achieve their own profitability expectations, (10) the impact of the disruption in the Company’s manufacturing operations, (11) the impact of a disruption in the Company’s supply chain, including the inability to obtain ingredients and raw materials from third parties, (12) volatility and increases in the price of raw materials, energy and transportation, (13) the Company’s ability to comply with, and the costs associated with compliance with, regulatory requirements and industry standards, including regarding product safety, quality, efficacy and environmental impact, (14) the impact of any failure or interruption of the Company’s key information technology systems or a breach of information security, (15) the Company’s ability to react in a timely and cost-effective manner to changes in consumer preferences and demands, (16) the Company’s ability to establish and manage collaborations, joint ventures or partnership that lead to development or commercialization of products, (17) the Company’s ability to benefit from its investments and expansion in emerging markets; (18) the impact of currency fluctuations or devaluations in the principal foreign markets in which it operates; (19) economic, regulatory and political risks associated with the Company’s international operations, (20) the impact of global economic uncertainty on demand for consumer products, (21) the inability to retain key personnel;

(22) the Company’s ability to comply with, and the costs associated with compliance with, U.S. and foreign environmental protection laws, (23) the Company’s ability to realize the benefits of its cost and productivity initiatives, (24) the Company’s ability to successfully manage its working capital and inventory balances, (25) the impact of the failure to comply with U.S. or foreign anti-corruption and anti-bribery laws and regulations, including the U.S. Foreign Corrupt Practices Act, (26) the Company’s ability to protect its intellectual property rights, (27) the impact of the outcome of legal claims, regulatory investigations and litigation, (28) changes in market conditions or governmental regulations relating to our pension and postretirement obligations, (29) the impact of future impairment of our tangible or intangible long-lived assets, (30) the impact of changes in federal, state, local and international tax legislation or policies, including the Tax Cuts and Jobs Act, with respect to transfer pricing and state aid, and adverse results of tax audits, assessments, or disputes, (31) the effect of potential government regulation on certain product development initiatives, and restrictions or costs that may be imposed on the Company or its operations as a result, and (32) the impact of the United Kingdom’s departure from the European Union. New risks emerge from time to time and it is not possible for management to predict all such risk factors or to assess the impact of such risks on the Company’s business. Accordingly, the Company undertakes no obligation to publicly revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

Use of Non-GAAP Financial Measures

We provide in this press release non-GAAP financial measures, including: (i) currency neutral sales; (ii) adjusted operating profit; (iii) adjusted operating profit (margin) ex. amortization; (iv) adjusted EPS; (v) adjusted EPS ex. amortization and (vi) currency neutral adjusted EPS ex amortization.

Our non-GAAP financial measures are defined below.

Currency Neutral metrics eliminate the effects that result from translating international currency to U.S. dollars. We calculate currency neutral numbers by comparing current year results to the prior year results restated at exchange rates in effect for the current year based on the currency of the underlying transaction.

Adjusted Operating Profit excludes the impact of operational improvement initiatives, integration related costs, restructuring and other charges, net, losses (gains) on sale of assets, Frutarom acquisition related costs, compliance review & legal defense costs, and N&B transaction related costs (“Operating Profit Items Impacting Comparability”).

Adjusted Operating Profit (Margin) ex. Amortization excludes the impact of Operating Profit Items Impacting Comparability and the amortization of acquisition related intangible assets.

Adjusted EPS excludes the impact of operational improvement initiatives, integration related costs, restructuring and other charges, net, losses (gains) on sale of assets, Frutarom acquisition related costs, compliance review & legal defense costs, N&B transaction related costs, and redemption value adjustment to EPS (often referred to as “Items Impacting Comparability”).

Adjusted EPS ex. Amortization excludes the impact of Items Impacting Comparability and the amortization of acquisition related intangible assets.

These non-GAAP measures are intended to provide additional information regarding our underlying operating results and comparable year-over-year performance. Such information is supplemental to information presented in accordance with GAAP and is not intended to represent a presentation in accordance with GAAP. In discussing our historical and expected future results and financial condition, we believe it is meaningful for investors to be made aware of and to be assisted in a better understanding of, on a period-to-period comparable basis, financial amounts both including and excluding these identified items, as well as the impact of exchange rate fluctuations. These non-GAAP measures should not be considered in isolation or as substitutes for analysis of the Company’s results under GAAP and may not be comparable to other companies’ calculation of such metrics.

In the fourth quarter of fiscal year 2018, we began including Adjusted EPS ex. Amortization as a key non-GAAP financial measure of our business. Full amortization expense of intangible assets acquired in connection with acquisitions will be excluded from Adjusted EPS ex. Amortization calculation. The exclusion of amortization expense allows comparison of operating results that are consistent over time for newly and long-held businesses and with both acquisitive and non-acquisitive peer companies. We believe this calculation will provide a more accurate presentation in this and in future periods in the event of additional acquisitions. Further, this allows the investors to evaluate and understand operating trends excluding the impact on operating income and earnings per diluted share. In addition, the Frutarom acquisition related costs and N&B transaction related costs have been separated from costs related to prior acquisitions. The Frutarom acquisition related costs and N&B transaction related costs represent a significant balance and we believe this amount should be shown separately to provide an accurate presentation of the acquisition related costs. Our GAAP results and GAAP metrics do not change, and this change has no effect on day to day business operations, or how we manage our business.

Welcome to IFF

At IFF (NYSE:IFF) (Euronext Paris: IFF) (TASE: IFF), we’re using Uncommon Sense to create what the world needs. As a collective of unconventional thinkers and creators, we put science and artistry to work to create unique and unexpected scents, tastes, experiences and ingredients for the products our world craves. Learn more at www.iff.com, Twitter, Facebook, Instagram, and LinkedIn.

International Flavors & Fragrances Inc.

Consolidated Income Statement

(Amounts in thousands except per share data)

(Unaudited)

	Three Months Ended March 31,
	2020	2019	% Change

Net sales	$1,347,317	$1,297,402	4%

Cost of goods sold	781,450	766,143	2%

Gross profit	565,867	531,259	7%

Research and development expenses	85,909	90,596	(5)%

Selling and administrative expenses	229,714	213,182	8%

Amortization of acquisition-related intangibles	48,350	47,625	2%

Restructuring and other charges, net	4,918	16,174	(70)%

Losses (gains) on sales of fixed assets	754	(188)	NMF

Operating profit	196,222	163,870	20%

Interest expense	32,140	36,572	(12)%

Other loss (income), net	10,574	(7,278)	NMF

Income before taxes	153,508	134,576	14%

Taxes on income	26,297	23,362	13%

Net income	127,211	111,214	14%

Net income attributable to noncontrolling interest	2,604	2,385	9%

Net income attributable to IFF	124,607	108,829	14%

Net income per share - basic (1)	$1.16	$0.97

Net income per share - diluted (1)	$1.15	$0.96

Average number of shares outstanding - basic	112,082	111,864

Average number of shares outstanding - diluted	113,594	113,389

(1)	For 2020 and 2019, net income per share reflects adjustments related to the redemption value of certain redeemable noncontrolling interests.

NMF Not meaningful

International Flavors & Fragrances Inc.

Condensed Consolidated Balance Sheet

(Amounts in thousands)

(Unaudited)

	March 31,	December 31,
	2020	2019

Cash, cash equivalents, and restricted cash	$442,945	$623,945

Receivables	943,114	876,197

Inventories	1,075,913	1,123,068

Other current assets	356,322	319,334

Total current assets	2,818,294	2,942,544

Property, plant and equipment, net	1,339,124	1,386,920

Goodwill and other intangibles, net	7,945,005	8,349,531

Other assets	586,653	608,416

Total assets	12,689,076	13,287,411

Short term borrowings	$385,569	$384,958

Other current liabilities	1,041,426	1,167,232

Total current liabilities	1,426,995	1,552,190

Long-term debt	3,946,905	3,997,438

Non-current liabilities	1,371,789	1,409,192

Redeemable noncontrolling interests	102,713	99,043

Shareholders’ equity	5,840,674	6,229,548

Total liabilities and shareholders’ equity	$12,689,076	$13,287,411

International Flavors & Fragrances Inc.

Consolidated Statement of Cash Flows

(Amounts in thousands)

(Unaudited)

	Three Months Ended March 31,
	2020	2019

Cash flows from operating activities:

Net income	$127,211	$111,214

Adjustments to reconcile to net cash provided by operating activities

Depreciation and amortization	80,595	81,775

Deferred income taxes	2,221	(12,389)

Losses (gains) on sale of assets	754	(188)

Stock-based compensation	8,624	7,604

Pension contributions	(5,397)	(3,956)

Changes in assets and liabilities, net of acquisitions:

Trade receivables	(133,291)	(55,935)

Inventories	(568)	(24,719)

Accounts payable	(31,635)	8,988

Accruals for incentive compensation	(19,340)	(36,969)

Other current payables and accrued expenses	(65,158)	(11,321)

Other assets	42,462	(9,978)

Other liabilities	10,467	(6,894)

Net cash provided by operating activities	16,945	47,232

Cash flows from investing activities:

Cash paid for acquisitions, net of cash received	—	(33,895)

Additions to property, plant and equipment	(48,294)	(57,609)

Proceeds from life insurance contracts	1,739	1,890

Proceeds from disposal of assets	3,806	3,970

Contingent consideration paid	—	(4,655)

Net cash used in investing activities	(42,749)	(90,299)

Cash flows from financing activities:

Cash dividends paid to shareholders	(80,038)	(77,779)

Increase in revolving credit facility and short term borrowings	169	2,895

Repayments on debt	(11,584)	(36,156)

Purchases of redeemable noncontrolling interest	(14,173)	—

Contingent consideration paid	(327)	—

Proceeds from issuance of stock in connection with stock options	—	200

Employee withholding taxes paid	(1,275)	(1,339)

Net cash used in financing activities	(107,228)	(112,179)

Effect of exchange rates changes on cash, cash equivalents and restricted cash	(42,529)	3,853

Net change in cash, cash equivalents and restricted cash	(175,561)	(151,393)

Cash, cash equivalents and restricted cash at beginning of year	623,945	648,522

Cash, cash equivalents and restricted cash at end of period	$448,384	$497,129

The following table reconciles cash, cash equivalents and restricted cash between the Company’s statement of cash flows for the periods ended March 31, 2020 and March 31, 2019 to the amounts reported in the Company’s balance sheet:

	March 31, 2020	December 31, 2019	March 31, 2019	December 31, 2018

Current assets

Cash and cash equivalents	$433,246	$606,823	$483,504	$634,897

Restricted cash	9,699	17,122	13,625	13,625

Noncurrent assets

Restricted cash included in Other assets	5,439	—	—	—

Cash, cash equivalents and restricted cash	$448,384	$623,945	$497,129	$648,522

International Flavors & Fragrances Inc.

Business Unit Performance

(Amounts in thousands)

(Unaudited)

	Three Months Ended March 31,
	2020	2019

Net Sales

Taste	$830,322	$804,802

Scent	516,995	492,600

Consolidated	$1,347,317	$1,297,402

Segment Profit

Taste	$137,347	$131,402

Scent	105,395	89,953

Global Expenses	(20,393)	(16,667)

Operational Improvement Initiatives	—	(406)

Frutarom Integration Related Costs	(3,650)	(14,897)

Restructuring and Other Charges, net	(4,918)	(16,174)

(Losses) gains on sale of assets	(754)	188

Frutarom Acquisition Related Costs	(813)	(9,529)

Compliance Review & Legal Defense Costs	(649)	—

N&B Transaction Related Costs	(5,199)	—

N&B Integration Related Costs	(10,144)	—

Operating profit	196,222	163,870

Interest Expense	(32,140)	(36,572)

Other loss (income), net	(10,574)	7,278

Income before taxes	$153,508	$134,576

Operating Margin

Taste	17%	16%

Scent	20%	18%

Consolidated	15%	13%

International Flavors & Fragrances Inc.

GAAP to Non-GAAP Reconciliation

Foreign Exchange Impact

(Unaudited)

Q1 Taste	Sales	Segment Profit

% Change - Reported	3%	5%

Currency Impact	2%	1%

% Change - Currency Neutral	5%	6%

Q1 Scent	Sales	Segment Profit

% Change - Reported	5%	17%

Currency Impact	2%	2%

% Change - Currency Neutral	7%	19%

Q1 Consolidated	EPS ex. Amortization	Adjusted Operating Profit

% Change - Adjusted (Non-GAAP)	3%	7%

Currency Impact	10%	2%

% Change - Currency Neutral	13%	9%

International Flavors & Fragrances Inc.

GAAP to Non-GAAP Reconciliation

(Unaudited)

The following information and schedules provide reconciliation information between reported GAAP amounts and non-GAAP certain adjusted amounts. This information and schedules are not intended as, and should not be viewed as, a substitute for reported GAAP amounts or financial statements of the Company prepared and presented in accordance with GAAP.

Reconciliation of Gross Profit

	First Quarter
(DOLLARS IN THOUSANDS)	2020	2019

Reported (GAAP)	$565,867	$531,259

Operational Improvement Initiatives (a)	—	406

Frutarom Integration Related Costs (b)	149	156

Frutarom Acquisition Related Costs (d)	513	7,850

Adjusted (Non-GAAP)	$566,529	$539,671

Reconciliation of Selling and Administrative Expenses

	First Quarter
(DOLLARS IN THOUSANDS)	2020	2019

Reported (GAAP)	$229,714	$213,182

Frutarom Integration Related Costs (b)	(3,279)	(14,557)

Frutarom Acquisition Related Costs (d)	(300)	(1,679)

Compliance Review & Legal Defense Costs (e)	(649)	—

N&B Transaction Related Costs (f)	(5,199)	—

N&B Integration Related Costs (g)	(10,144)	—

Adjusted (Non-GAAP)	$210,143	$196,946

Reconciliation of Operating Profit

	First Quarter
(DOLLARS IN THOUSANDS)	2020	2019

Reported (GAAP)	$196,222	$163,870

Operational Improvement Initiatives (a)	—	406

Frutarom Integration Related Costs (b)	3,650	14,897

Restructuring and Other Charges, net (c)	4,918	16,174

Losses (Gains) on Sale of Assets	754	(188)

Frutarom Acquisition Related Costs (d)	813	9,529

Compliance Review & Legal Defense Costs (e)	649	—

N&B Transaction Related Costs (f)	5,199	—

N&B Integration Related Costs (g)	10,144	—

Adjusted (Non-GAAP)	$222,349	$204,688

Reconciliation of Adjusted (Non-GAAP) Operating Profit Margin ex. Amortization

(DOLLARS IN THOUSANDS)	First Quarter
Numerator	2020	2019

Adjusted (Non-GAAP) Operating Profit	$222,349	$204,688

Amortization of Acquisition related Intangible Assets	48,350	47,625

Adjusted (Non-GAAP) Operating Profit ex. Amortization	270,699	252,313

Denominator

Sales	1,347,317	1,297,402

Adjusted (Non-GAAP) Operating Profit Margin ex. Amortization	20.1%	19.4%

International Flavors & Fragrances Inc.

GAAP to Non-GAAP Reconciliation

(Unaudited)

The following information and schedules provide reconciliation information between reported GAAP amounts and non-GAAP certain adjusted amounts. This information and schedules are not intended as, and should not be viewed as, a substitute for reported GAAP amounts or financial statements of the Company prepared and presented in accordance with GAAP.

Reconciliation of Net Income

	First Quarter

	2020				2019

(DOLLARS IN THOUSANDS)	Income before taxes	Taxes on income (i)	Net Income Attributable to IFF (j)	Diluted EPS (k)	Income before taxes	Taxes on income (i)	Net Income Attributable to IFF (j)	Diluted EPS

Reported (GAAP)	$153,508	$26,297	$124,607	$1.15	$134,576	$23,362	$108,829	$0.96

Operational Improvement Initiatives (a)	—	—	—	—	406	142	264	—

Frutarom Integration Related Costs (b)	3,650	815	2,835	0.02	14,897	3,349	11,548	0.10

Restructuring and Other Charges, net (c)	4,918	1,034	3,884	0.03	16,174	4,031	12,143	0.11

Losses (Gains) on Sale of Assets	754	189	565	—	(188)	(43)	(145)	—

Frutarom Acquisition Related Costs (d)	213	(1,634)	1,847	0.02	9,529	1,530	7,999	0.07

Compliance Review & Legal Defense Costs (e)	649	135	514	—	—	—	—	—

N&B Transaction Related Costs (f)	5,199	—	5,199	0.05	—	—	—	—

N&B Integration Related Costs (g)	10,144	2,168	7,976	0.07	—	—	—	—

Redemption value adjustment to EPS (h)	—	—	—	(0.05)	—	—	—	—

Adjusted (Non-GAAP)	$179,035	$29,004	$147,427	$1.30	$175,394	$32,371	$140,638	$1.24

Reconciliation of Adjusted (Non-GAAP) EPS ex. Amortization

	First Quarter

(DOLLARS AND SHARE AMOUNTS IN THOUSANDS)	2020	2019

Numerator

Adjusted (Non-GAAP) Net Income	$147,427	$140,638

Amortization of Acquisition related Intangible Assets	48,350	47,625

Tax impact on Amortization of Acquisition related Intangible Assets (i)	10,966	10,196

Amortization of Acquisition related Intangible Assets, net of tax (l)	37,384	37,429

Adjusted (Non-GAAP) Net Income ex. Amortization	184,811	178,067

Denominator

Weighted average shares assuming dilution (diluted)	113,594	113,389

Adjusted (Non-GAAP) EPS ex. Amortization	$1.62	$1.57

(a)	Represents accelerated depreciation related to a plant relocation in India.
(b)

Represents costs related to the integration of the Frutarom acquisition. For 2020, costs primarily related to advisory services, retention bonuses and performance stock awards. For 2019, costs principally related to advisory services.

(c)

For 2020, represents costs primarily related to the Frutarom Integration Initiative. For 2019, represents costs primarily related to the Frutarom Integration Initiative and the 2019 Severance Charges program.

(d)

Represents transaction-related costs and expenses related to the acquisition of Frutarom. For 2020, amount primarily includes earn-out payments, net of adjustments, amortization for inventory “step-up” costs and transaction costs principally related to the 2019 Acquisition Activity. For 2019, amount primarily includes amortization for inventory “step-up” costs and transaction costs.

(e)	Costs related to reviewing the nature of inappropriate payments and review of compliance in certain other countries. In addition, includes legal costs for related shareholder lawsuits.
(f)	Represents transaction costs and expenses related to the pending transaction with Nutrition & Biosciences Inc.
(g)	Represents costs related to the integration of the pending transaction with Nutrition & Biosciences Inc.
(h)	Represents the adjustment to EPS related to the excess of the redemption value of certain redeemable noncontrolling interests over their existing carrying value.
(i)

The income tax expense (benefit) on non-GAAP adjustments is computed in accordance with ASC 740 using the same methodology as the GAAP provision of income taxes. Income tax effects of non-GAAP adjustments are calculated based on the applicable statutory tax rate for each jurisdiction in which such charges were incurred, except for those items which are non-taxable or are subject to a valuation allowance for which the tax expense (benefit) was calculated at 0%. For fiscal years 2020 and 2019, these non-GAAP adjustments were not subject to foreign tax credits, but to the extent that such factors are applicable to any future non-GAAP adjustments we will take such factors into consideration in calculating the tax expense (benefit).

(j)	For 2020 and 2019, net income is reduced by income attributable to noncontrolling interest of $2.6M and $2.4M, respectively.
(k)	The sum of these items does not foot due to rounding.
(l)	Represents all amortization of intangible assets acquired in connection with acquisitions, net of tax.

Exhibit 99.2

FOR IMMEDIATE RELEASE

IFF Contact Information Michael DeVeau Michael.DeVeau@iff.com +1 212-708-7164	DuPont Investors: Leland Weaver Leland.weaver@dupont.com +1 302-999-2477	DuPont Media: Dan Turner Daniel.a.turner@dupont.com +1 302-299-7628

IFF and DuPont Nutrition & Biosciences Announce Purpose and Vision, Operating Model

& Executive Committee for Future Combined Company

Announces Additional Director Appointees for Future Board of Directors

NEW YORK and WILMINGTON, DE — May 11, 2020 — International Flavors & Fragrances (NYSE: IFF) (Euronext Paris: IFF) (TASE: IFF) and DuPont (NYSE: DD), building on the previously announced merger between IFF and DuPont’s Nutrition & Biosciences (N&B) business, today shared the new guiding purpose and vision, operating model and Executive Committee for the intended combined company.1 The companies continue to expect that the transaction will close in the first quarter of 2021.

“The past few months have affirmed the essential role our respective businesses play in delivering industry-leading solutions to our partners around the world. Our teams have risen to the challenge in a way that gives me even greater confidence in the potential of IFF and N&B to shape the future of our industry together,” said Andreas Fibig, IFF Chairman and Chief Executive Officer, who will continue these roles with the combined company. “Our joint Integration Management Office has remained closely focused on developing the plans and structures to bring our combination with N&B to life. We are thrilled to announce the progress that we have made to identify a leadership team comprising the best-of-both organizations and an operating philosophy that builds on our combined deep histories of creativity, innovation and caring for our communities. This is a truly transformative moment for us and one that will present tremendous opportunities for all our stakeholders, including our employees, customers and shareholders.”

“I am proud of the hard work that our teams have done to build the foundation needed to bring IFF and N&B together while continuing to manage our respective global businesses through these challenging times,” said Ed Breen, DuPont Executive Chairman and Chief Executive Officer, and incoming board member of the combined company. “The future executive team for the combined company is comprised of highly qualified leaders with deep knowledge and expertise in their respective areas. Together, this balanced team is well-equipped to position the new company for growth and unlock the long-term value of the IFF and N&B combination.”

Guiding Purpose and Vision

The combined company will be guided by a purpose and vision that touches on the core strengths of each business, helping unify the future organization toward one shared goal. The combined company’s purpose, Applying science and creativity for a better world, continues to push past traditional industry boundaries and commits to be a force for a better and more sustainable future. Core to the combined company’s strategy for success, a central vision will guide future strategy and initiatives: Be the partner for essential solutions. With this simple statement, the combined company declares that it intends to play a vital leadership role in the global food, beverage,

1The combined company will be formed upon the merger closing, subject to IFF shareholder approval, regulatory approval and customary closing conditions.

beauty, household, personal care, and pharmaceutical supply chains and is committed to doing more good for its customers, its people and its communities.

Commented Fibig, “Together with N&B, new IFF will be an extraordinary business with an extraordinary team around the world, so we need a purpose and a vision that can guide us to even greater heights. Each time that IFF has set a new aspiration, we have worked together to exceed our expectations and work side-by-side with our customers to change our industry. We will drive greater R&D discoveries, expand our customers’ opportunities by creating the industry’s first truly integrated solutions and change our communities, and our world, for the better.”

Operating Model

The combined company’s organizational and go-to-market model will leverage the capabilities and offerings of both organizations to create a sustainable framework that best-positions their teams, customers and shareholders for success on Day One and well into the future. With best-in-class capabilities and talent, the combined company will be uniquely positioned to successfully integrate both businesses and meet synergy commitments, anticipate customer needs faster and deliver on its long-term growth and profitability goals.

The organization will include four divisions2:

Taste, Food & Beverage

Bringing together IFF’s Taste division and N&B’s Food & Beverage segment, Taste, Food & Beverage will represent approximately $6.1 billion in pro forma 2019 net sales for the combined company. IFF’s Taste offering includes flavor compounds and natural taste solutions, such as Savory Solutions and Inclusions. N&B’s food and beverage portfolio includes natural and plant-based specialty food ingredients, such as Functional Solutions, Protein Solutions and Emulsifiers & Sweeteners. As the combined company’s largest division and with significant opportunity in integrated solutions, Chairman and CEO Andreas Fibig intends to be actively involved in guiding this division to achieve the compelling benefits of this combination.

Scent

Composed of IFF’s Scent division, the combined company’s Scent division will represent approximately $2.0 billion in pro forma 2019 net sales for the combined company. The Scent offering includes Fine Fragrance, Consumer Fragrance and Cosmetic Actives segments, as well as natural and synthetic ingredients.

Health & Biosciences

The combined company’s Health & Biosciences (H&B) division will represent approximately $2.3 billion in pro forma 2019 net sales for the combined company. This division will contain N&B’s current Health & Biosciences business, with the exception of food protection, which will become part of the combined company’s Taste, Food & Beverage division. IFF’s legacy Health Ingredients and parts of Natural Products Solutions will also become part of the new H&B division. This portfolio will include sustainable, clean label and high-performance solutions such as Probiotics, Infant Nutrition, HMO, Fibers; Cultures, Food Enzymes; Home & Personal Care; Animal Nutrition; Biorefineries and Microbial Control.

Pharma Solutions

2The value of each division reflects 2019 net sales on a combined company pro forma basis per the unaudited condensed combined pro forma financial information of IFF and Nutrition & Biosciences in IFF’s registration statement on Form S-4 and Nutrition & Biosciences registration statement in Forms S-1 and S-4, each as initially filed with the US Securities Exchange Commission on May 7, 2020.

The Pharma Solutions division at the combined company, composed of N&B’s current Pharma Solutions business, will represent approximately $0.8 billion in pro forma 2019 net sales for the combined company. This portfolio will include N&B’s leading functional excipients for pharma and dietary supplements, as well as cellulosic products for industrial applications. This offering will provide specific solutions such as: controlled and immediate release dosage formats, soft and hard capsules and alginates for anti-reflux applications.

A new Integrated Solutions Center of Excellence will be created to focus on incubating new business opportunities in total product solutions. In addition, IFF will establish a Center for Commercial Excellence to support business and commercial teams through development of best practices, customer insights analysis, resource deployment and the optimization of pricing strategies and solutions. Each group will be led by a newly appointed senior executive that will report to Chairman and CEO Andreas Fibig.

The divisions will be supported by a centrally-led functional excellence model, including Finance, Operations, Research & Development, Human Resources, IT, Investor Relations & Communications and Legal.

Executive Committee

The Executive Committee of the combined company will include:

Andreas Fibig, Chairman and CEO

Mr. Fibig has served as IFF Chairman and Chief Executive Officer since 2014, where he has overseen the organization’s transformational strategy and industry-leading sustainability efforts. He joined the IFF Board in 2011.

Rustom Jilla, Executive Vice President, Chief Financial Officer

Mr. Jilla has served as IFF’s Executive Vice President and Chief Financial Officer since January 2020 and brings deep experience in leading global financial organizations. He has held Chief Financial Officer roles for several public companies through his career.

Matthias Haeni, President, Taste, Food & Beverage

Mr. Haeni has led IFF’s Flavors division since 2014, where he has overseen the division’s strategy and commercial and creative execution. He previously held leadership roles for IFF’s Flavors business in EAME and Greater Asia.

Amy Byrick, President, Taste, Food & Beverage

Ms. Byrick has served as Platform Leader, Food and Beverage for N&B since 2019, where she has overseen the company’s specialty food ingredients business. She joined DuPont in 2017 as Global Business Unit Leader for DuPont Nutrition & Health.

Nicolas Mirzayantz, President, Scent

Mr. Mirzayantz has served as lead of IFF’s Fragrances business since 2006, where he is responsible for driving the business’ strategy and execution. Mr. Mirzayantz joined IFF’s Creative Center in Paris in 1988 and has held positions of increased responsibility throughout his 30-year career with the company.

Simon Herriott, President, Health & Biosciences

Mr. Herriott has served as Platform Leader, Health & Biosciences for N&B since 2019. In a 16-year career with DuPont, he has driven top-line growth and operational effectiveness through innovation and supply chain development.

Angela Strzelecki, President, Pharma Solutions

Dr. Strzelecki has served as Platform Leader, Pharma Solutions for N&B since 2019. Over a nearly 30-year career at DuPont, she has held roles of increased responsibility across the company’s diverse business divisions.

Greg Yep, Executive Vice President, Global Integrated Solutions Officer

Dr. Yep has served as IFF’s Executive Vice President, Chief Global Scientific & Sustainability Officer since 2016, a role in which he guides the company’s commercially focused global R&D strategy and leads the company’s global sustainability efforts.

Greg Soutendijk, Senior Vice President, Commercial Excellence

Mr. Soutendijk has served as IFF’s Head of Corporate Development since 2015 and has played a key role in IFF’s transformational strategy to move into integrated solutions. He previously led the successful acquisition of Frutarom.

Angela Naef, Executive Vice President, Chief Research & Development Officer

Dr. Naef has led N&B’s Global Technology & Innovation organization since 2015 and currently co-leads the joint Integration Management Office (IMO), overseeing the broader vision and strategy for bringing IFF and the N&B business together. She holds a Ph.D. in Physical Chemistry from University of California, Davis.

Susana Suarez Gonzalez, Executive Vice President, Chief Human Resources and Diversity & Inclusion Officer

Dr. Suarez Gonzalez has served as Executive Vice President, Chief Human Resources Officer at IFF since 2016, a role in which she is responsible for IFF’s Human Capital strategy. Since joining the organization, she has championed the growth and development of IFF people aligning HR to IFF’s business strategy while launching a solid D&I platform.

Francisco Fortanet, Executive Vice President, Global Operations Officer

Mr. Fortanet has served as IFF’s Executive Vice President, Operations since 2012, where he has broad-scale responsibilities for IFF’s global operations, ranging from procurement through manufacturing. He joined IFF in 1995.

Vic Verma, Executive Vice President, Chief Information Officer

Mr. Verma has served as IFF’s Chief Information Officer since 2016. He is responsible for delivering on the company’s global information technology strategy, the digital technology transformation program and overseeing infrastructure, data, application delivery and end user services across the enterprise.

Michael DeVeau, Senior Vice President, Chief Investor Relations & Communications Officer

Mr. DeVeau has led IFF’s Investor Relations and Communications groups, while serving as Chief of Staff, since 2014. In these roles, he has built a robust investor engagement and corporate communications program, while overseeing IFF’s reputation management efforts. Since joining the organization in 2009, Mr. DeVeau has held several roles in communications, investor relations, finance and corporate strategy.

Etienne Laurent, Senior Vice President, Finance & Corporate Strategy

Mr. Laurent has served as Divisional CFO for N&B since 2014, leading the division’s finance function, acquisition and integration processes, and preparing for external reporting communication cycles. In his role with the combined company, he will report to CFO Rustom Jilla for his financial planning & analysis responsibilities and to Chairman and CEO Andreas Fibig for corporate strategy matters.

Jennifer Johnson, Executive Vice President, General Counsel

Dr. Johnson has led N&B’s legal department since 2019 and has held various legal leadership roles since she joined DuPont in 2013. She has driven critical litigation wins, significant changes to N&B’s patent strategy, and complex M&A transactions. She holds a Ph.D. in Plant Biology from University of California, Berkeley.

Anne Chwat, IFF’s current Executive Vice President, General Counsel and Corporate Secretary, has informed us of her desire to retire from the Company in early 2021. She has agreed to remain with the Company for a period following the consummation of the transaction to work with Ms. Johnson to ensure a smooth integration and transition.

Dr. Matthias Heinzel, President, Nutrition & Biosciences will continue to lead the N&B segment for DuPont and work closely with Andreas Fibig on the integration until the close of the transaction, at which time he will leave DuPont to pursue other opportunities as a chief executive.

Board of Directors

IFF and DuPont also announced progress in creating the board of directors for the new company.

As previously announced, DuPont Executive Chairman and CEO, Ed Breen, will join the board of the combined company as a DuPont designee following the close of the transaction and will serve as Lead Independent Director starting June 1, 2021. The companies announced two additional DuPont director designees today. The full board of directors will be named prior to close of the transaction.

Dr. Matthias Heinzel, N&B President, will be appointed to join the Board of Directors of IFF following the close of the transaction. Under his leadership, Mr. Heinzel has strategically transformed the N&B business driving customer-focused innovation, operational effectiveness and multiple business integrations. As an independent director, his extensive global management experience and deep knowledge of the industry will support the future Company as it unlocks the value of the merger.

Carol A. (John) Davidson will also be appointed to join the Board of Directors of the future combined company following the close of the transaction. Mr. Davidson is a CPA with more than 30 years of leadership experience across multiple industries. He has held a variety of leadership roles at Tyco International Ltd. and Dell Inc. and financial leadership roles at Eastman Kodak Company. Mr. Davidson is the lead independent director for Legg Mason and serves on the Board of TE Connectivity.

Fibig concluded, “It is clear that IFF and N&B bring together best-in-class talent, industry-leading capabilities and unmatched insight to anticipate what will be essential to tomorrow’s consumers. I want to thank Anne for her many years of service and her continued dedication in guiding our teams through this merger. Her impact on IFF is impossible to measure. I am also encouraged by the world-class board of directors we are beginning to assemble for our new company with Ed, Matthias and John. With this team, I know our combined company will chart a new path forward for our industry and have a powerful impact on the world around us.”

The transaction is subject to approval by IFF shareholders and customary closing conditions, including regulatory approvals. The companies secured U.S. antitrust approval for the pending combination in March 2020. As part of the transaction, IFF’s largest shareholder, Winder Investments, has agreed to vote in favor of the transaction. The parties continue to target closing the deal in the first quarter of 2021.

Additional information about the combination of IFF and N&B can be found at www.strongerinnovationtogether.com.

About IFF

At IFF (NYSE:IFF) (Euronext Paris:IFF) (TASE:IFF), we’re using Uncommon Sense to create what the world needs. As a collective of unconventional thinkers and creators, we put science and artistry to work to create unique and unexpected scents, tastes, experiences and ingredients for the products our world craves. Learn more at iff.com, Twitter, Facebook, Instagram, and LinkedIn.

About DuPont

DuPont (NYSE: DD) is a global innovation leader with technology-based materials, ingredients and solutions that help transform industries and everyday life. Our employees apply diverse science and expertise to help customers advance their best ideas and deliver essential innovations in key markets including electronics, transportation, construction, water, health and wellness, food and worker safety. More information can be found at www.dupont.com.

About DuPont Nutrition & Biosciences

DuPont Nutrition & Biosciences applies expert science to advance market-driven, healthy and sustainable solutions for the food, beverage, dietary supplement and pharmaceutical industries. We also use cutting-edge biotechnology across a range of markets to advance bio-based solutions to meet the needs of a growing population, while protecting our environment for future generations. We are innovative solvers who help our customers turn challenges into high-value business opportunities. For more information: www.dupontnutritionandhealth.com or www.biosciences.dupont.com.

Additional Information and Where to Find It

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”). In connection with the proposed combination of Nutrition & Biosciences, Inc. (“N&B”), a wholly owned subsidiary of DuPont, and IFF, which will immediately follow the proposed separation of N&B from DuPont (the “proposed transaction”), IFF has filed a registration statement on Form S-4 and N&B has filed a registration statement on Form S-4/S-1 on May 7, 2020, each of which contains a prospectus. In addition, on May 7, 2020, IFF filed a preliminary proxy statement on Schedule 14A in connection with the proposed transaction. Each of IFF and N&B expects to file amendments to these filings before they become effective. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENTS, PROSPECTUS, PROXY STATEMENT, ANY AMENDMENTS TO THESE FILINGS, AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT IFF, N&B, MERGER SUB I, MERGER SUB II AND THE PROPOSED TRANSACTION. A definitive proxy statement will be sent to shareholders of IFF seeking approval of the proposed transaction. The documents relating to the proposed transaction (when they are available) can be obtained free of charge from the SEC’s website at www.sec.gov. Free copies of these documents, once available, and each of the companies’ other filings with the SEC may also be obtained from the respective companies by contacting the investor relations department of DuPont or IFF.

Cautionary Note on Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). In this context, forward-looking statements often address expected future business and financial performance and financial condition, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “see,” “will,” “would,” “target,” similar expressions, and variations or negatives of these words. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the proposed transaction, the expected timetable for completing the proposed transaction, the benefits and synergies of the proposed transaction, future opportunities for the combined company and products, the benefits of the proposed organizational and operating model of the combined company and any other statements regarding DuPont’s, IFF’s and N&B’s future operations, financial or operating results, capital allocation, dividend policy, debt ratio, anticipated business levels, future earnings, planned activities, anticipated growth, market opportunities, strategies, competitions, and other expectations and targets for future periods. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, (1) the parties’ ability to meet expectations regarding the timing, completion and accounting and tax treatments of the proposed transaction, (2) changes in relevant tax and other laws, (3) any failure to obtain necessary regulatory approvals, approval of IFF’s shareholders, anticipated tax treatment or any required financing or to satisfy any of the other conditions to the proposed transaction, (4) the possibility that unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies that could impact the value, timing or pursuit of the proposed transaction, (5) risks and costs and pursuit and/or implementation of the separation of N&B, including timing anticipated to complete the separation, any changes to the configuration of businesses included in the separation if implemented, (6) risks related to indemnification of certain legacy liabilities of E. I. du Pont de Nemours and Company (“Historical EID”) in connection with the distribution of Corteva Inc. on June 1, 2019 (the “Corteva Distribution”), (7) potential liability arising from fraudulent conveyance and similar laws in connection with DuPont’s distribution of Dow Inc. on April 1, 2019 and/or the Corteva Distributions (the “Previous Distributions”), (8) failure to effectively manage acquisitions, divestitures, alliances, joint ventures and other portfolio changes, including meeting conditions under the Letter Agreement entered in connection with the Corteva Distribution, related to the transfer of certain levels of assets and businesses, (9) uncertainty as to the long-term value of DuPont common stock, (10) potential inability or reduced access to the capital markets or increased cost of borrowings, including as a result of a credit rating downgrade, (11) inherent uncertainties involved in the estimates and judgments used in the preparation of financial statements and the providing of estimates of financial measures, in accordance with the accounting principles generally accepted in the United States of America and related standards, or on an adjusted basis, (12) the integration of IFF and its Frutarom business and/or N&B being more difficult, time consuming or costly than expected, (13) the failure to achieve expected or targeted future financial and operating performance and results, (14) the possibility that IFF may be unable to achieve expected benefits, synergies and operating efficiencies in connection with the proposed transaction within the expected time frames or at all or to successfully integrate Frutarom and N&B, (15) customer loss and business disruption being greater than expected following the proposed transaction, (16) the impact of divestitures required as a condition to consummation of the proposed transaction as well as other conditional commitments, (17) legislative, regulatory and economic developments; (18) an increase or decrease in the anticipated transaction taxes (including due to any changes to tax legislation and its impact on tax rates (and the timing of the effectiveness of any such changes)), (19) potential litigation relating to the proposed transaction that could be instituted against DuPont, IFF or their respective directors, (20) risks associated with third party contracts containing consent and/or other provisions that may be triggered by the proposed transaction, (21) negative effects of the announcement or the consummation of the transaction on the market price of DuPont’s and/or IFF’s common stock, (22) risks relating to the value of the IFF shares to be issued in the transaction and uncertainty as to the long-term value of IFF’s common stock, (23) the impact of the failure to comply with U.S. or foreign anti-corruption and anti-bribery laws and regulations, (24) the ability of N&B or IFF to retain and hire key personnel, (25) the risk that N&B, as a newly formed entity that currently has no credit rating, will not have access to the capital markets on acceptable terms, (26) the risk that N&B and IFF will incur significant indebtedness in connection with the potential transaction, and the degree to which IFF will be leveraged following completion of the potential transaction may materially and adversely affect its business, financial condition and results of operations, (27) the ability to obtain or consummate financing or refinancing related to the transaction upon acceptable terms or at all, (28) that N&B may not achieve certain targeted cost and productivity improvements, which could adversely impact its results of operations and financial condition, (29) the risk that natural disasters, public health issues, epidemics and pandemics, including the novel coronavirus (COVID-19), or the fear of such events, could provoke responses that cause delays in the anticipated transaction timing or the completion of transactions related thereto, including, without limitation, as a result of any government or company imposed travel restrictions or the closure of government offices and resulting delays with respect to any matters pending before such governmental authorities and (30) other risks to DuPont’s, N&B’s and IFF’s business, operations and results of operations including from: failure to develop and market new products and optimally manage product life cycles; ability, cost and impact on business operations, including the supply chain, of responding to changes in market acceptance, rules, regulations and policies and failure to respond to such changes; outcome of significant litigation, environmental matters and other commitments and contingencies; failure to appropriately manage process safety and product stewardship issues; global economic and capital market conditions, including the continued availability of capital and financing, as well as inflation, interest and currency exchange rates; changes in political conditions, including tariffs, trade disputes and retaliatory actions; impairment of goodwill or intangible assets; the availability of and fluctuations in the cost of energy and raw materials; business or supply disruption, including in connection with the Previous Distributions; security threats, such as acts of sabotage, terrorism or war, natural disasters and weather events and patterns, disasters, public health issues, epidemics and pandemics, including COVID-19, or the fear of such events, and the inherent unpredictability, duration and severity of such events, which could result in a significant operational event for DuPont, N&B or IFF, adversely impact demand or production; ability to discover, develop and protect new technologies and to protect and enforce DuPont’s, N&B’s or IFF’s intellectual property rights;, as well as management’s response to any of the aforementioned factors. These risks, as well as other risks associated with the proposed merger, are more fully discussed in the registration statement and proxy statement filed by IFF and the registration statement filed by N&B. While the list of factors presented here is, and the list of factors presented in the registration statements filed by each of IFF or N&B in connection with the transaction are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. Further lists and descriptions of risks and uncertainties can be found in IFF’s annual report on Form 10-K for the year ended December 31, 2020, DuPont’s annual report on Form 10-K for the year ended December 31, 2020, and each of IFF’s and DuPont’s respective subsequent reports on Form 10-Q, Form 10-K and Form 8-K, the contents of which are not incorporated by reference into, nor do they form part of, this announcement. Any other risks associated with the proposed transaction are more fully discussed in the registration statements filed with the SEC. While the list of factors presented here is, and the list of factors presented in a registration statement of IFF or N&B would be, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on IFF’s, DuPont’s or N&B’s consolidated financial condition, results of operations, credit rating or liquidity. None of IFF, DuPont nor N&B assumes any obligation to publicly provide revisions or updates to any forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.

Participants in the Solicitation

This communication is not a solicitation of a proxy from any investor or security holder. However, DuPont, IFF and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction under the rules of the SEC. Information about the directors and executive officers of DuPont may be found in its Annual Report on Form 10-K filed with the SEC on February 14, 2020 and its definitive proxy statement filed with the SEC on April 9, 2020. Information about the directors and executive officers of IFF may be found in its definitive proxy statement filed with the SEC on March 24, 2020 and its preliminary proxy statement relating to the proposed transaction filed with the SEC on May 7, 2020. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the registration statements, prospectuses and proxy statement and other relevant materials to be filed with the SEC when they become available.